ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

December 28, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mellissa Campbell Duru

Re:	SEC Comment Letter dated December 18, 2009

Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.

Tender Offer Statement on Schedule TO, filed December 11, 2009

File No. 005-50105

Ladies and Gentlemen:

We are writing on behalf of Pebbles Acquisition Sub, Inc. (“Purchaser”) and Green Mountain Coffee Roasters, Inc. (“Parent”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 18, 2009 (the “Comment Letter”) with respect to Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the Commission on December 11, 2009, as amended (the “Schedule TO”).

We have set forth below each Staff comment contained in the Comment Letter followed in each case by the response of Purchaser and Parent. All responses in this letter are provided on a supplemental basis, based on information provided by Purchaser and Parent to Ropes & Gray LLP. All capitalized terms used and not otherwise defined in this letter have the respective meanings set forth in the Schedule TO.

Purchaser and Parent are also filing an Amendment No. 4 to the Schedule TO (the “Amendment”) concurrently with the filing of this letter.

Schedule TO

Exhibit 99(A)(1)(I) - Offer to Purchase

The Merger Agreement, page 28

1.

We note the statement that “information concerning the subject matter of the representations and warranties may change...which subsequent information may or may not be fully reflected in the Company’s public disclosures...” Please note that shareholders are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please revise this, and similar disclaimers accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document accurate and complete. Please refer to Exchange Act Rule 14d-3(b)(1) which sets forth the requirements to promptly amend the Schedule TO to reflect any material changes.

Purchaser and Parent acknowledge their obligation to promptly amend the Schedule TO to reflect any material changes in accordance with Rule 14d-3(b)(1) under the Exchange Act. Purchaser and Parent have revised the disclosure as requested. Please see the Amendment.

Conditions of the Offer, page 50

2.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In that regard, we note the conditions set forth in paragraphs (ii), (iii) and (iv). These conditions appear to be incapable of objective verification because the Purchaser, in its sole discretion and without qualification as to whether a reasonableness standard would apply to an assessment, will determine whether the company is in compliance with various terms of the Merger Agreement. Please revise your disclosure accordingly.

Purchaser and Parent respectfully submit that they believe the conditions set forth in paragraphs (ii), (iii) and (iv) are customary conditions in this type of transaction, and are not contrary to any U.S. federal securities law or regulation. Purchaser and Parent believe the subject matter of these conditions, that being the accuracy of the Company’s representations and warranties and the performance of the Company’s covenants, is objectively verifiable both as matter of fact rather than matter of opinion and as subject to the principles of construction under Delaware law. As a consequence, Purchaser and Parent do not believe any additional disclosure is appropriate or warranted under the circumstance.

3.	We note the last paragraph in this section. You disclose that the conditions to the offer are for the sole benefit of Parent and Purchaser and “may be waived by Parent in whole or in part, at any time and from time to time, prior to the Expiration time.” Please confirm your understanding that if an offer condition is triggered, you will notify shareholders whether or not the condition has been waived. Additionally, please confirm your understanding that depending on the materiality of a waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.

Purchaser and Parent confirm their understanding that, if an Offer condition is triggered, they will notify the Company’s stockholders as to whether or not that condition has been waived. Purchaser and Parent additionally confirm their understanding that, depending upon the materiality of a waived Offer condition and the number of days remaining in the Offer, they may be required to extend the Offer and to circulate new disclosure to the Company’s stockholders.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to the filing persons’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

We have enclosed a separate letter executed by each of Purchaser and Parent that acknowledges each of the statements in the bullet points above.

* * * * *

If you have any questions regarding this letter or the Amendment, or if you require any further information, please contact the undersigned at (617) 951-7431.

Very truly yours,

/s/ Jane D. Goldstein

Jane D. Goldstein

cc:	Lawrence J. Blanford

Howard Malovany, Esq.

Enclosure

December 28, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mellissa Campbell Duru

Re:	SEC Comment Letter dated December 18, 2009

Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.

Tender Offer Statement on Schedule TO, filed December 11, 2009

File No. 005-50105

Ladies and Gentlemen:

As requested in the letter dated December 18, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Tender Offer Statement on Schedule TO, filed with the Commission on December 11, 2009 (the “Schedule TO”) by Pebbles Acquisition Sub, Inc. (“Purchaser”) and Green Mountain Coffee Roasters, Inc. (“Parent”), each of Purchaser and Parent hereby acknowledge as follows:

1.	Purchaser and Parent are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

2.	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Schedule TO; and

3.	Purchaser and Parent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PEBBLES ACQUISITION SUB, INC.

By:	/s/ Howard Malovany
	Name:	Howard Malovany
	Title:	Vice President, Corporate,
General Counsel and Secretary

GREEN MOUNTAIN COFFEE ROASTERS, INC.

By:	/s/ Frances G. Rathke
	Name:	Frances G. Rathke
	Title:	Chief Financial Officer